January 29, 2026

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal
Innovator ETFs® Trust
Post-Effective Amendment No. 985
(Registration Statement File Nos. 333-146827, 811-22135)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Innovator Premium Income 15 Barrier ETF – Quarterly (the “Fund”), Innovator ETFs® Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 985, originally filed with the Securities and Exchange Commission on July 14, 2023 (Accession No. 0001437749-23-019954).

The Trust no longer intends to seek effectiveness of the Fund, and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Innovator ETFs® Trust

By:	/s/ H. Bruce Bond
Bruce Bond
President